Filed by Extensity, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Extensity, Inc.
Commission File No. 000-28897

[Power Point Presentation given to Employees of Extensity, Inc.]

Extensity Acquisition by Geac August 2002 Bob Spinner

Agenda Acquisition Overview Strategic Fit Value to Stakeholders Introduction of Jim Travers SVP and President of the Americas

Acquisition Overview Extensity to become wholly owned subsidiary of Geac Report through Geac Americas Deal valued at about approx $46.2 M in cash Extensity shareholders to receive option of Geac stock or cash Best interest of Extensity stakeholders

Disclaimer on Transaction Parameters The following slide and accompanying discussion are not a solicitation to buy or sell any stock. We will not provide advice as to (1) how shareholders should vote on the transaction (2) any decisions made to buy or sell EXTN stock or (3) any decisions as to the form of consideration a shareholder should choose to take in the transaction. Additional public information will be made available in the proxy statement, form F-4 and Form 8-K (that will include a copy of the definitive agreement) All EXTN employees are prohibited from buying or selling stock or recommending to any other individual to buy or sell stock through August 30, 2002

Transaction Parameters Approximately $46.2M purchase price in cash Shareholders may choose between taking Geac stock or cash Cash is $1.75 per share Share exercise ratio is approximately 0.627 shares of Geac stock for each EXTN share Other parameter: working capital

Timeline Deal announcement Begin work on F-4 Hart-Scott-Rodino Waiting Period Ends SEC Comments on F-4(1) F-4 declared effective Proxy materials to EXTN shareholders EXTN Shareholder Meeting. Closing File F-4 (1) Without SEC Review, timeline could shorten by 4 weeks; with extensive review, could extend 8 weeks August | September | October | Nov

High Value to Extensity Investors 100% premium on current stock price Currency that is undervalued by most metrics P/e ratio of 5 Market cap at 50% of revenue Growth opportunity across large emerging market Resources and customers to deliver on strategy 1st step in delivering on: Expanding financial solutions Architecture for delivery of ERM solutions Domain and technology expertise

Who is Geac? In nearly half of the Fortune 100 Publicly Traded-GAC.TO 5100 enterprise customers In 17% of companies > 5,000 employees Applications in 95 countries

Strategic Fit Geac strategy consistent with Extensity products and strategy Total Financial Management Extensity's ERM strategy is a component T&A and T&E identified as 2 most significant sales opportunities into satisfied customer base Procurement with PRGN for asset management, complemented with Extensity procurement Dependent on growth applications and leading edge technology platform Greatly valued intellectual property and employees

High Value to Customers and Prospects Financially strong parent company delivering ERP solutions Revenue of $719M (CDN Dollars) in 2002 Profitable Leadership that has restructured company and delivered to profitability Will remove sales issues relative to company financials Overlapping Target Market - G2000 customers Exceptional customer base Sold to the same target customer - CFO and IT organizations Existing relationships with CFO, CIO, HR Extensity applications tightly integrated with financial and HR systems

High Value to Extensity Investors 100% premium on current stock price Currency that is undervalued by most metrics P/e ratio of 5 Market cap at 50% of revenue Growth opportunity across large emerging market Resources and customers to deliver on strategy 1st step in delivering on: Expanding financial solutions Architecture for delivery of ERM solutions Domain and technology expertise

High Value Placed on Extensity Employees Employees and the intellectual property are at core of acquisition Employees are highly valued Products are respected Extensity platform is the basis for the revenue growth strategy Extensity management is core to Geac strategy and organization EI, DS, MO, DY to play key operating roles

Introduction of Jim Travers SVP, Geac and President of the Americas The Americas represents 57% of Geac revenue Accounts for some of the largest customers in the world Reporting to Paul Birch, Geac President and CEO Extremely successful background spanning Texas Instruments, Inc. (TI), Harbinger Corporation, and Agillion Experience to manage integration of Extensity, and delivering on the potential

Geac/Extensity Update August 2002 Jim Travers President, Americas

Agenda Who am I? Who is Geac? Corporate Profile Financial Profile Business Line Focus EAS ISA What's the strategic rationale? Why Extensity? What are our strengths? Integration Process Next Steps

Who am I? 20 plus years of successfully marketing high technology products and services 15 years at Texas Instruments, Inc. (Austin/Dallas) Held Vice President level positions Experience with selling mainframe/Unix software Managed internal startups to organizations with over $500M in revenue Track record of growing revenue and building successful go to market strategies Experience in diverse channel delivery

Who am I? Harbinger Corporation, Atlanta Took company public in 1995 Grew the company from $18M in revenue to $200M in 5 years Held President/COO/CEO positions Global company with over 1500 employees Marketed web based software and network services to Fortune 2000 Delivered software on Unix, NT, AS/400, and mainframe platforms Sold company to Peregrine, Inc. in June 2000 for $1.2B Successfully integrated acquisitions

Why Did I Join Geac? Great customer base Profitable Positive cash flow Low market capitalization Global delivery capability Knowledgeable, experienced employee base

Corporate Profile Headquarters in Toronto, Canada FY 2002 revenues of CD$719 million Customers spanning 95 countries 56 offices worldwide More than 2700 employees 18,000 customers Relationships with CFOs, CIOs, and heads of HR

Financial Profile Top line revenue $719.5M EBITDA Margin 18.6% Positive cash flow $81M from operating activities Cash position $115M No bank debt

Business Line Focus E&M Series - Mainframe SmartStream - W2000, Unix S21 - AS400

EAS Profile Enterprise Applications Solutions (EAS): Applications offered Financial HR Manufacturing Distribution Local government administration Supply chain management Financial backbone for 5100 customers worldwide

ISA Profile Industry Specific Applications (ISA): Interealty Construction Property Management Public Safety Restaurants Libraries

Business Unit Focus Enterprise Applications Solutions (EAS): Pursue an aggressive growth strategy by expanding the suite of financial management applications Enhance power and functionality of existing customer financial management solutions to support e-business enablement Implement improved web-based information access and distribution tools Offer comprehensive integration services Industry Specific Applications (ISA): Enable maximum value and growth for industry-specific applications Market share growth Acquisition Equity partnerships/joint ventures Best cash option

What's the strategic rationale? Demonstrates Geac's commitment to executing against its growth strategy Provides a technology platform for building out additional applications Leverages Geac's core strength in financial management Provides Geac's global customers with the necessary foundation for extending their financial management solutions Direct result of customer feedback requesting the addition of travel and expense, time and attendance and e-procurement functionality

Why Extensity? Proven applications and technology Extensity has licensed more than 1,000,000 seats worldwide Customers such as Cisco, Office Depot, Merck, AT Kearny, are using application suite Industry leading technology platform Complements existing Geac integration architecture Domain expertise in the ERM and technology space Provides aggressive entry into ERM market Geac worked with analysts to verify market opportunity and Extensity's leadership position

What are our Strengths? Rating Financial Customers Internet Architecture Global Delivery Backoffice Products ERM Products ERM Domain Expertise Highest Rating =

What are our Strengths? Rating Financial Customers Internet Architecture Global Delivery Backoffice Products ERM Products ERM Domain Expertise Highest Rating =

What are our Strengths? Rating Financial Customers Internet Architecture Global Delivery Backoffice Products ERM Products ERM Domain Expertise Highest Rating =

Integration Process Create functional integration teams to drive decision process Teams to be led by executives from both Geac and Extensity High-level team goal: Identify and evaluate critical business actions needed to optimize our organization's success in fiscal 2003 Teams will have specific objectives and deliverables

Next Steps Communicate clearly to key constituents: Employees Customers Shareholders Industry Analysts Launch integration teams: 60-90 day process Provide critical information for decision and implementation by 10/31/2002 Exceed the current quarter financial plan Work our plan to become one company by close

Acquisition Update August 2002 Cindy Davis VP, Human Resources

Anticipated Questions Will Extensity employees become employees of Geac? Will my past service (employment at Extensity) be retained? Will my compensation stay the same? What happens to my stock options? What happens to my Employee Stock Purchase Plan? What will happen to my Benefits?

Employee Equity Benefits Options: In the money options - those options with strike price <= $1.50 will be converted to Geac options using an exchange ratio of .627 Example: 20,000 Extensity options @$1.50 would have an exercise price of $30,000. These 20,000 options would convert to 12,540 Geac options using an exchange ratio of .627. At $2.40 per share they would then have an exercise price of $30,096.

Employee Equity Benefits Options: Out of the money options - those options with strike price > $1.50 will fully vest just before the merger and you will be allowed to exercise, before the merger, or let the options expire (specific details to be provided prior to close). New pool of Geac options will be set up and allocated based upon roles and responsibilities within the new company.

Employee Equity Benefits Employee Stock Purchase Plan: ESPP plan will continue just prior to close Prior to close employee will have the option to purchase stock with $'s in account or request

Q & A